[MILLER & MARTIN PLLC LETTERHEAD]
December 18, 2008
Via Federal Express
Justin Dobbie, Staff Attorney
U.S. Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Trident Bancshares, Inc. Registration Statement on Form S-1 File No. 333-153313
Dear Mr. Dobbie:
     Enclosed please find marked pages from the captioned issuer’s fourth pre-effective amendment to its Form S-1 (marked to highlight changes to pre-effective no. 3). Per our voice mail exchange, the purpose of this amendment is merely to reflect an extension of the maximum offering term from 180 days to 365 days. Because the edits were minimal, I felt it may be more efficient to only enclose the affected pages. Of course, I would be happy to send a full hard copy of the filing if this would be useful.
     Please feel free to call me at (404) 962-6442 if you have any questions regarding the amended Form S-1.
Sincerely,
Miller & Martin PLLC
/s/ Michael P. Marshall, Jr.
MPM:eha
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